Mail Stop 4561

March 9, 2010

Christopher W. Wolf, CFO & Executive Vice President
Acxiom Corporation
P.O Box 8180
601 E. Third Street
Little Rock, AR 72201
Via facsimile also at (501) 252-0303

> **Re:** **Acxiom Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2009**
> **Filed May 29, 2009**
> **File No. 000-13163**

Dear Mr. Wolf:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that Acxiom has a pending confidential treatment request. A letter addressing this confidential treatment request was issued by the staff of the Division of Corporation Finance on March 5, 2010. Please be advised that all comments relating to the confidential treatment request will need to be resolved before we will be able to clear comments on your Form 10-K and related filings.

Item 1. Business, page 6

General

2.   We note your disclosure on page F-13 stating that the company's traditional direct marketing operations experience their lowest revenue in the first quarter, and we note further that in Acxiom's earnings call for the fiscal quarter and year ended March 31, 2009, management indicated that the company's first quarter is typically its most challenging quarter. Your business section, however, does not appear to address the extent to which your business is or may be seasonal.   Please tell us what consideration you gave to providing in your business section the disclosure called for by Item 101(c)(1)(v) of Regulation S-K with respect to the seasonality of the company's business, or explain how you determined that such disclosure is not required to be provided by the company.

Competition, page 10

3.   You identify here and on page 10 a number of principal competitive factors affecting the markets in which you operate, and you disclose that you believe Acxiom has a competitive advantage with respect to certain of such factors. Please tell us what consideration you gave to expanding your business disclosure to discuss any known material negative factors pertaining to your competitive position. See Item 101(c)(1)(x) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction and Overview, page F-3

4.   Please consider expanding your overview in future filings to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned in evaluating the company's performance. We note that you have identified in this section certain highlights from fiscal 2009, such as the company's increase in operating income and its decrease in revenue compared to fiscal 2008 as well as acquisitions made by the company during fiscal 2009. Consider also addressing how the company earns revenue, its prospects for future growth, material opportunities and any known trends, demands, commitments or uncertainties. Refer to SEC Release 33-8350. For example, we note disclosure on page F-4 indicating that the company believes that economic pressures negatively affected processing volumes for fiscal 2009 and that these trends may continue in the near term; an expanded overview could discuss how management plans to address the challenge to your business posed by this trend, to the extent material.

Capital Resources and Liquidity

Credit and Debt Facilities, page F-10

5.   We note you disclose in Note 9 on page F-49, that at March 31, 2009, you were in compliance with your covenants and restrictions related to your borrowings. In light of your significant debt balance, indicate your consideration of expanding your disclosures to include the material terms of the various loans outstanding (e.g., material actual ratios/actual amounts) rather than a general statement that you are in compliance with all covenants and restrictions. In addition, please expand your disclosures in future filings to discuss the potential consequences of not complying with or being able to amend debt covenants in the future. Describe your consideration of disclosing and analyzing factors that could reasonably likely result in non-compliance with these covenants (e.g., loss of a significant customer). Refer to Section 501.03 of the Financial Reporting Codification for guidance.

Critical Accounting Policies

Valuation of Goodwill, page F-16

6.   We have reviewed your goodwill impairment policy. Please consider expanding your disclosures in future filings to disclose the amount of goodwill allocated to each reporting unit and the percentage by which fair value exceeded carrying value for each reporting unit as of the date of the most recent test.

Item 11. Executive Compensation (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed on June 30, 2009)

Elements of Compensation. page 14

General

7.   With respect to base salaries, cash incentive opportunities, and long-term incentives for your named executive officers, you disclose that each such element is "generally" targeted at the 50th percentile for similarly-situated employees in the comparison group of companies. You further state that for each such element, the actual award or opportunity for each of your named executive officers "may vary" based on a number of factors that are discussed in general terms. Please disclose where actual base salaries, cash incentive opportunities or long-term incentives for 2009 for your named executive officers fell relative to the targeted percentile for each applicable element of compensation. To the extent any actual award or incentive opportunity varied significantly from the targeted percentile, please provide a more specific discussion of the reasons for such variation, to the

extent material to an understating of the company's compensation policies and procedures. We note in this regard that you have disclosed on page 15 where actual "total direct targeted compensation" for each of your named executive officers fell relative to that of the comparison group of companies.

Cash Incentives, page 16

8.   You disclose that "free cash flow to equity" is one of the corporate financial targets used to determine cash incentive compensation for your named executive officers. Please clearly identify this metric used to determine executive compensation as a non-GAAP financial measure, and briefly explain how it is calculated from your audited financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

Employment Agreements, page 19

9.   We note the discussion of your employment agreements with four of your named executive officers. You disclose that certain terms of employment for Messrs. Wolf and Donovan are set forth in offer letters and acceptance letters between the company and each of these officers, but the offer or acceptance letters are not filed as exhibits to your Form 10-K nor incorporated by reference from prior filings. Please file or incorporate by reference such letters as exhibits to your Form 10-K, or explain to us why they are not required to be filed pursuant to Item 601(b)(10)(iii) of Regulation S-K. We note in this regard that you have filed as exhibits to the Form 10-K employment agreements with your named executive officers Messrs. Meyer and Adams.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Accounts Receivable, page F-30

10.   Please tell us how you considered disclosing your policy to determine your allowance for doubtful accounts.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief